Presto Automation Inc.

985 Industrial Road
San Carlos, CA 94070

October 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Austin Pattan

Re:	Presto Automation Inc.

Registration Statement on Form S-3

Filed October 20, 2023

File No. 333-275122

Dear Mr. Pattan:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Presto Automation Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 9:30 a.m. Washington D.C. time on October 30, 2023, or as soon thereafter as practicable.

Please call Colin Diamond of White & Case LLP at (212) 819-8754 or Laura Katherine Mann of White & Case LLP at (713) 496-9695 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

Presto Automation Inc.

By:	/s/ Xavier Casanova
Name:	Xavier Casanova
Title:	Chief Executive Officer

cc:	Susan Shinoff, General Counsel, Presto Automation Inc.